 **Mario Gabelli**
@MarioGabelli

Deals, deals and more .....Avangrid (AGR),,,,buying PNM
(Public Service of New Mexico)for $50 cash ...if deals
goes through , next step for AGR is to spin its
renewables into NEWCO (wearing our investment
banking hat—-our speculative approach)

8:50 AM · Oct 21, 2020 · Twitter for iPad